

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Cyrus Madon
Chief Executive Officer
Brookfield Business Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

   Re: Brookfield Business Partners L.P.
     Registration Statement on Form F-3
     Filed May 3, 2022
     File No. 333-264630

Dear Mr. Madon:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Mile T. Kurta, Esq.